Ballard Power Systems Inc.

News Release

Ballard Reports Second Quarter 2012 Results

•	Q2 revenue below expectations, but continued progress posted in the quarter for cash operating costs and Adjusted EBITDA

•	Revenue growth expected to accelerate in Q3 and Q4

For Immediate Release – August 13, 2012

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) today announced its consolidated financial results for the second quarter ended June 30, 2012. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

John Sheridan, President and CEO said, “Second quarter revenues were significantly below expectations, primarily due to zero bus module shipments and the absence of fuel cell stack shipments to IdaTech. Despite the lower level of revenue, continued progress was posted in the quarter for cash operating costs and Adjusted EBITDA.” He added, “Looking forward, we expect strong revenue growth in the second half of this year. Further, the Company remains committed to achieving profitability in 2013, and has taken actions since the end of the quarter to strengthen the top line with the IdaTech asset purchase, and bottom line with cost optimization actions.”

Second Quarter 2012 Highlights

Growth

•	Decline in total revenue of $8.8 million to $10.3 million in Q2, and $10.6 million to $23.8 million year-to-date.

•	Fuel cell product revenue declined 24% in the quarter, but grew 4% year-to-date.

•	Material product revenue decreased 38% in Q2 and 35% year-to-date.

•	Wind down of contract automotive activity at the end of Q3 2011 had a negative impact of $4.6 million on Q2 revenue and $7.4 million year-to-date.

•	Fuel cell stack shipments were flat in Q2 at 815 units and increased 4% to 1,365 units year-to-date.

•	Twelve-month rolling order book of $54.4 million.

•	Recent commercial developments:

•	Acquired key fuel cell assets from IdaTech, including its methanol backup power products, a license for related intellectual property as well as distribution agreements and customer contracts.

•	Announced a trial of Dantherm Power’s direct hydrogen fuel cell backup power systems in the China Mobile telecommunications network.

•	Progressed to the second phase of a program to develop a methanol-fuelled home generator that can supplement the power grid in rural South Africa. The program is a joint undertaking with Anglo American Platinum Limited, which has also committed significant funding.

•	Signed engineering services contracts with leading aerospace and military customers, to support their fuel cell development work.

Path to Profitability

•	Gross margin decline of 2-points to 15% in Q2, driven by low product shipment volumes, despite continuing reductions in product costs. Gross margin improvement of 2-points to 19% year-to-date.

•	Cash operating cost[1] improvement of 28% to $7.7 million in Q2 and 19% to $17.4 million year-to-date, consistent with the Company’s expectation for full year cash operating costs of approximately $30 million.

•	Adjusted EBITDA[2] improvement of 12% to ($5.4) million in Q2 and 18% to ($11.1) million year-to-date.

•	Net income improvement of 23% to ($6.6) million or ($0.08) per share in Q2, and 21% to ($15.1) million or ($0.18) per share year-to-date.

•	Improvement in cash used by operating activities of 17% to $11.2 million in Q2, driven by lower working capital requirements of $1.5 million combined with reductions in cash operating losses of $0.9 million. On a year-to-date basis, cash used by operating activities improved 5% to $26.3 million.

•	Cash reserves of $24.6 million, or $15.2 million net of $9.4 million outstanding on the company’s bank operating line.

2012 Business Outlook

Revenue
While revenue results for Q2 were below expectations, the Company expects significant revenue growth in Q3 and Q4, led by increased activity in engineering services, bus and backup power markets. Shipments of backup power products are expected to be augmented by the recent acquisition of assets from IdaTech. Given this expectation for stronger revenue growth in the second half of the year, the Company has not updated its guidance – provided on June 18 – for revenue of approximately $85 million.

Adjusted EBTIDA
In Q3 and Q4 the Company expects higher revenue, a change in product mix, continued reductions in product cost along with gross margin improvement. Given these expectations, together with a lower expected trajectory for cash operating costs, the Company has not updated its guidance – provided on June 18 – for Adjusted EBITDA of approximately ($5) million.

Second Quarter 2012 Financial Highlights

(Millions of U.S. dollars)	Three months ended June 30,			Six months ended June 30,
	2012	2011	% Improvement	2012	2011	% Improvement
-
GROWTH
Revenue:
Fuel Cell Products	$6.8	$9.0	(24%)	$17.0	$16.3	4%
Material Products	$3.5	$5.5	(38%)	$6.8	$10.7	(35%)
Contract Automotive	$-	$4.6	(100%)	$-	$7.4	(100%)

Total Revenue	$10.3	$19.1	(46%)	$23.8	$34.4	(31%)

Fuel Cell Stack Shipments (units):
Material Handling	700	39	1,695%	1,051	103	920%
Backup Power	115	544	(79%)	307	911	(66%)
Other*	—	237	(100%)	7	304	(98%)

Total Fuel Cell Stack Shipments	815	820	(1%)	1,365	1,318	4%

12 Month Rolling Order Book**	$54.4	$36.4

PROFITABILITY

Gross Margin	15%	17%	(2-points)	19%	17%	2-points

Cash Operating Costs[1]	$7.7	$10.7	28%	$17.4	$21.4	19%

Adjusted EBITDA[2]	($5.4)	($6.1)	12%	($11.1)	($13.5)	18%

Net Income (Loss)	($6.6)	($8.6)	23%	($15.1)	($19.1)	21%

Earnings Per Share	($0.08)	($0.10)		($0.18)	($0.23)

CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($6.0)	($7.0)	14%	($12.5)	($16.3)	23%
Working Capital Changes	($5.2)	($6.6)	22%	($13.8)	($11.5)	(21%)

Cash Used By Operating Activities	($11.2)	($13.6)	17%	($26.3)	($27.7)	5%

Cash Reserves	$24.6	$51.6

Cash Reserves, Net of Operating Line	$15.2	$48.3

• Includes bus modules and stacks for use in automotive & distributed generation
** Includes order book associated with acquisition of IdaTech assets (closed August 1st, 2012)

For a more detailed discussion of Ballard Power Systems’ second quarter 2012 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Tuesday, August 14, 2012 at 8:00 a.m. PST (11:00 a.m. EST) to review its second quarter 2012 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investor section of Ballard’s website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

Endnotes:
1 Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, restructuring charges and acquisition costs.
2 EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance (or interest) expense, income tax expense or recovery, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income and acquisition costs.

Note that Cash Operating Costs, EBITDA and Adjusted EBITDA, are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, and Adjusted EBITDA assist investors in assessing Ballard’s operating performance and liquidity. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA and Adjusted EBITDA to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis.